Exhibit 99.9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management's discussion and analysis (“MD&A”) is dated November 6, 2013 and should be read in conjunction with the unaudited consolidated financial statements for the period ended September 30, 2013 and the audited consolidated financial statements for the year ended December 31, 2012 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).

The unaudited consolidated financial statements and comparative information for the period ended September 30, 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

STRUCTURE OF THE BUSINESS

The principal undertakings of Crescent Point are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“US”) dollars.

Non-GAAP Financial Measures

Throughout this MD&A, the Company uses the terms “funds flow from operations”, “funds flow from operations per share”, “funds flow from operations per share - diluted”, “operating income”, “operating income per share”, “operating income per share - diluted”, “net debt”, “netback”, “market capitalization” and “total capitalization”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share and funds flow from operations per share - diluted are calculated as funds flow from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended September 30			Nine months ended September 30
($000s)	2013	2012	% Change	2013	2012	% Change
Cash flow from operating activities	542,809	403,980	34	1,465,242	1,122,345	31
Changes in non-cash working capital	8,980	(24,212)	(137)	36,536	30,238	21
Transaction costs	342	2,465	(86)	5,691	9,897	(42)
Decommissioning expenditures	2,013	2,004	-	7,038	8,984	(22)
Funds flow from operations	554,144	384,237	44	1,514,507	1,171,464	29

Operating income is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of US dollar senior guaranteed notes and unrealized gains or losses on marketable securities and long-term investments. Operating income per share and operating income per share - diluted are calculated as operating income divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes operating income to present a measure of financial performance that is more comparable between periods. Operating income as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to operating income:

	Three months ended September 30			Nine months ended September 30
($000s)	2013	2012	% Change	2013	2012	% Change
Net income	87,879	2,352	3,636	158,599	285,894	(45)
Amortization of E&E undeveloped land	69,514	65,317	6	208,549	182,139	14
Unrealized derivative (gains) losses	66,464	74,050	(10)	100,940	(205,867)	(149)
Unrealized foreign exchange (gain) loss on translation of US dollar senior guaranteed notes	(22,729)	(24,445)	(7)	26,174	(13,567)	(293)
Unrealized (gain) loss on long-term investments	(4,944)	7,524	(166)	3,965	81,832	(95)
Deferred tax relating to adjustments	(33,365)	(35,640)	(6)	(90,755)	(7,061)	1,185
Operating income	162,819	89,158	83	407,472	323,370	26

Net debt is calculated as current liabilities plus long-term debt less current assets and long-term investments, but excludes derivative asset, derivative liability and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($000s)	September 30, 2013	December 31, 2012	% Change
Long-term debt	1,597,557	1,474,589	8
Current liabilities	880,244	698,420	26
Current assets	(400,832)	(329,711)	22
Long-term investments	(80,941)	(84,906)	(5)
Excludes:
Derivative asset	5,422	19,457	(72)
Derivative liability	(85,669)	(15,349)	458
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(28,350)	(2,176)	1,203
Net debt	1,887,431	1,760,324	7

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.

Total capitalization is calculated as market capitalization plus net debt. Total capitalization is used by management to assess the amount of debt leverage used in the Company's capital structure. Refer to the Liquidity and Capital Resources section in this MD&A.

Results of Operations

Production

	Three months ended September 30			Nine months ended September 30
	2013	2012	% Change	2013	2012	% Change
Crude oil and NGL (bbls/d)	107,332	89,648	20	106,823	87,009	23
Natural gas (mcf/d)	63,785	59,896	6	65,919	51,809	27
Total (boe/d)	117,963	99,631	18	117,810	95,644	23
Crude oil and NGL (%)	91	90	1	91	91	-
Natural gas (%)	9	10	(1)	9	9	-
Total (%)	100	100	-	100	100	-

Production increased by 18 percent in the three months ended September 30, 2013 compared to the same period in 2012, primarily due to the Company's successful drilling and fracture stimulation programs and the acquisition of Ute Energy Upstream Holdings LLC (“Ute”) on November 29, 2012 which added approximately 7,800 boe/d of production, partially offset by natural declines. Production increased by 23 percent in the nine months ended September 30, 2013 compared to the same period in 2012, primarily due to acquisitions completed in 2012, including the acquisition of Ute, and the Company's successful drilling and fracture stimulation programs, partially offset by natural declines.

In the three and nine months ended September 30, 2013, the Company drilled 220 (165.8 net) wells and 532 (387.9 net) wells, respectively, focused primarily in the Viewfield Bakken resource play in southeast Saskatchewan, the Shaunavon resource play in southwest Saskatchewan and the Uinta Basin resource play in northeast Utah.

The Company's weighting to oil and NGL's in the three and nine month periods ended September 30, 2013 remained consistent with the 2012 comparative periods.

Marketing and Prices

Average Selling Prices (1)	Three months ended September 30			Nine months ended September 30
	2013	2012	% Change	2013	2012	% Change
Crude oil and NGL ($/bbl)	97.54	78.20	25	87.60	81.16	8
Natural gas ($/mcf)	3.01	2.40	25	3.51	2.31	52
Total ($/boe)	90.38	71.81	26	81.39	75.08	8

(1)	The average selling prices reported are before realized derivatives and transportation charges.

	Three months ended September 30			Nine months ended September 30
Benchmark Pricing	2013	2012	% Change	2013	2012	% Change
Crude Oil Prices
WTI crude oil (US$/bbl)	105.82	92.19	15	98.17	96.20	2
WTI crude oil (Cdn$/bbl)	110.23	91.28	21	100.17	96.20	4
LSB crude oil (Cdn$/bbl)	104.58	82.71	26	93.63	85.10	10
LSB oil differential (%)	5	9	(4)	7	12	(5)
WCS crude oil (Cdn$/bbl)	92.16	69.61	32	77.02	74.19	4
WCS oil differential (%)	16	24	(8)	23	23	-
Natural Gas Prices
AECO natural gas (1) (Cdn$/mcf)	2.44	2.30	6	3.06	2.12	44
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.96	1.01	(5)	0.98	1.00	(2)

(1)	The AECO natural gas price reported is the average daily spot price.

In the third quarter of 2013, the Company's average selling price for oil increased 25 percent from the same period in 2012 primarily as a result of a 15 percent increase in the US$ WTI benchmark price, a weaker Canadian dollar and a narrower corporate oil price differential. Crescent Point's oil differential for the third quarter of 2013 was $12.69 per bbl, or 12 percent, compared to $13.08 per bbl, or 14 percent in the third quarter of 2012.

The Company's corporate oil differential in the three months ended September 30, 2013 was favorably impacted by a narrowing of light, medium and heavy oil differentials, partially offset by the addition of Uinta Basin production from the acquisition of Ute, which realizes a wider differential than the corporate average. In the third quarter of 2013, the Cdn$ WTI - LSB differential narrowed to 5 percent from 9 percent in the same period of 2012 and the Cdn$ WTI - WCS differential narrowed to 16 percent from 24 percent in the same period of 2012.

In the nine months ended September 30, 2013, the Company's average selling price for oil increased 8 percent from the same period in 2012 primarily as a result of a narrower corporate oil price differential, a 2 percent increase in the US$ WTI benchmark price and a slightly weaker Canadian dollar.

The Company's oil differential in the nine months ended September 30, 2013 was $12.57 per bbl, or 13 percent, compared to $15.04 per bbl, or 16 percent, in the same period of 2012. The Company's corporate oil differential was favorably impacted by a narrowing of light oil differentials with the Cdn$ WTI - LSB differential narrowing to 7 percent from 12 percent in the same period of 2012. The   Cdn$ WTI - WCS differential remained consistent with the 2012 comparative period at 23 percent. The Company's Uinta Basin production realized an average oil differential of $17.88 per bbl, or 18 percent, in the nine month period ended September 30, 2013.

The Company's exposure to medium and heavy oil differentials increased in 2013 due to the Company's growing production base in southwest Saskatchewan, which is typically sold at a premium to WCS prices.  In addition, the Company now has exposure to Yellow wax crude and Black wax crude oil differentials in the Uinta Basin from the acquisition of Ute.

Price differentials are expected to remain volatile into 2014. To partially mitigate these price risks, Crescent Point continues to deliver crude oil through its Saskatchewan and Alberta rail terminals, providing access to markets outside of the PADD II region. In addition, the Company's crude oil production in Utah is primarily sold into the Salt Lake City market which tends to have a more stable pricing environment.

The Company's average selling price for gas in the third quarter of 2013 increased 25 percent from $2.40 per mcf in the third quarter of 2012 to $3.01 per mcf in the third quarter of 2013, primarily as a result of the 6 percent increase in AECO benchmark prices and the impact of NYMEX based pricing received on the Company’s Utah and North Dakota gas production. The Company's average selling price for gas of $3.51 per mcf for the nine month period ended September 30, 2013 increased 52 percent from the same 2012 period, due to the same factors as noted above.

Derivatives

The following is a summary of the realized derivative gain (loss) on oil and gas derivative contracts:

	Three months ended September 30			Nine months ended September 30
($000s, except volume amounts)	2013	2012	% Change	2013	2012	% Change
Average crude oil volumes hedged (bbls/d) (1)	56,936	40,650	40	49,758	39,537	26
Crude oil realized derivative loss (1)	(53,496)	(414)	12,822	(67,462)	(38,831)	74
per bbl	(5.42)	(0.05)	10,740	(2.31)	(1.63)	42
Average natural gas volumes hedged (GJ/d) (2)	17,000	9,000	89	13,476	9,000	50
Natural gas realized derivative gain	1,379	3,271	(58)	2,389	9,768	(76)
per mcf	0.23	0.59	(61)	0.13	0.69	(81)
Average barrels of oil equivalent hedged (boe/d) (1)	59,621	42,072	42	51,887	40,959	27
Total realized derivative gain (loss)	(52,117)	2,857	(1,924)	(65,073)	(29,063)	124
per boe	(4.80)	0.31	(1,648)	(2.02)	(1.11)	82

(1)
In the three and nine months ended September 30, 2013, the crude oil realized derivative loss includes the realized derivative loss on financial price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.

(2)	GJ/d is defined as gigajoules per day.

Management of cash flow variability is an integral component of Crescent Point's business strategy. Changing business conditions are monitored regularly and reviewed with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. The risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rate movements on long-term debt are all proactively managed by Crescent Point through the use of derivatives with investment-grade counterparties. The Company considers these derivative contracts to be an effective means to manage cash flow.

The Company's crude oil and natural gas derivatives are referenced to WTI and AECO, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. For commodities, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 65 percent, unless otherwise approved by the Board of Directors, net of royalty interest production.

With ongoing volatility of price differentials between WTI and western Canadian crude prices, Crescent Point has expanded its risk management programs to include the hedging of these differentials. The Company uses a combination of financial derivatives and fixed differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 35 percent net of royalty interest production.

The Company recorded a total realized derivative loss of $52.1 million and $65.1 million for the three and nine months ended September 30, 2013, respectively, compared to a realized gain of $2.9 million and a realized loss of $29.1 million, respectively, for the same periods in 2012.

The Company's realized derivative loss for oil was $53.5 million and $67.5 million for the three and nine months ended September 30, 2013, respectively, compared to a realized derivative loss of $0.4 million and $38.8 million, respectively, for the same periods in 2012. The increased realized losses in the three and nine months ended September 30, 2013 are largely attributable to an increase in the Cdn$ WTI benchmark price and the increase in oil volumes hedged as a result of increased production, partially offset by an increase in the Company's average derivative oil price. During the three months ended September 30, 2013, the Company's average derivative oil price increased by 10 percent or $8.85 per bbl, from $91.17 per bbl in 2012 to $100.02 per bbl in 2013. During the nine months ended September 30, 2013, the Company's average derivative oil price increased by 3 percent or $2.58 per bbl, from $92.62 per bbl in 2012 to $95.20 per bbl in 2013.

Crescent Point's realized derivative gain for gas was $1.4 million and $2.4 million for the three and nine months ended September 30, 2013, respectively, compared to $3.3 million and $9.8 million, respectively, for the same periods in 2012. The decreased realized gains in the three and nine months ended September 30, 2013 are largely attributable to the decrease in the Company's average derivative gas price and the increase in the AECO benchmark price. During the three months ended September 30, 2013, the Company's average derivative gas price decreased from $6.13 per GJ in 2012 to $3.19 per GJ in 2013 and the AECO benchmark price increased by 6 percent. During the nine months ended September 30, 2013, the Company's average derivative gas price decreased from $5.97 per GJ in 2012 to $3.55 per GJ in 2013 and the AECO benchmark price increased by 44 percent.

The Company has not designated any of its risk management activities as accounting hedges under International Accounting Standard 39, Financial Instruments: Recognition and Measurement and, accordingly, has fair valued its derivatives.

The following is a summary of the Company's unrealized derivative gain (loss):

	Three months ended September 30			Nine months ended September 30
($000s)	2013	2012	% Change	2013	2012	% Change
Crude oil	(42,733)	(50,011)	(15)	(116,795)	218,949	(153)
Natural gas	146	(3,733)	(104)	1,967	(8,728)	(123)
Interest	504	721	(30)	1,314	6,247	(79)
Power	(153)	(955)	(84)	118	(1,711)	(107)
Cross currency interest rate	(23,201)	(18,612)	25	12,531	(7,913)	(258)
Cross currency principal	(638)	(602)	6	(40)	(705)	(94)
Foreign exchange	(389)	(858)	(55)	(35)	(272)	(87)
Total unrealized derivative gain (loss)	(66,464)	(74,050)	(10)	(100,940)	205,867	(149)

The Company recognized a total unrealized derivative loss of $66.5 million in the three months ended September 30, 2013 compared to $74.1 million for the same period in 2012, primarily due to a $42.7 million unrealized loss on crude oil contracts in the third quarter of 2013 compared to a $50.0 million unrealized loss in the third quarter of 2012. The unrealized oil derivative loss for the three months ended September 30, 2013 is primarily attributable to the increase in the Cdn$ WTI forward benchmark price at September 30, 2013 compared to June 30, 2013, partially offset by the maturity of out of the money contract months. The unrealized oil derivative loss for the three months ended September 30, 2012 is primarily attributable to the increase in the near-term Cdn$ WTI forward benchmark price at September 30, 2012 as compared to June 30, 2012.

In the three months ended September 30, 2013, the Company recorded a $23.2 million unrealized loss on Cross Currency Interest Rate Swaps (“CCIRS”) compared to $18.6 million in the three months ended September 30, 2012. The unrealized CCIRS derivative loss for the three months ended September 30, 2013 was primarily the result of the stronger forward Canadian dollar at September 30, 2013 as compared to June 30, 2013, partially offset by the maturity of out of the money contract months.

During the nine months ended September 30, 2013, the Company recognized a total unrealized derivative loss of $100.9 million compared to a total unrealized derivative gain of $205.9 million for the same period of 2012, primarily due to a $116.8 million unrealized loss on crude oil contracts in the nine months ended September 30, 2013 compared to a $218.9 million unrealized gain for the same period of 2012. The unrealized oil derivative loss for the nine months ended September 30, 2013 is primarily attributable to the increase in the near-term Cdn$ WTI forward benchmark price at September 30, 2013 as compared to December 31, 2012, partially offset by the maturity of out of the money contract months. The unrealized oil derivative gain for the nine months ended September 30, 2012 is primarily attributable to the decrease in the Cdn$ WTI forward benchmark price at September 30, 2012 as compared to December 31, 2011.

The total unrealized derivative loss in the nine months ended September 30, 2013 was partially offset by a $12.5 million unrealized gain on CCIRS compared to a $7.9 million unrealized loss in the same period of 2012. The unrealized CCIRS derivative gain for the nine months ended September 30, 2013 was primarily the result of the weaker forward Canadian dollar at September 30, 2013 as compared to December 31, 2012. The unrealized CCIRS derivative loss for the nine months ended September 30, 2012 was primarily the result of a stronger forward Canadian dollar at September 30, 2012 as compared to December 31, 2011.

Revenues

	Three months ended September 30			Nine months ended September 30
($000s) (1)	2013	2012	% Change	2013	2012	% Change
Crude oil and NGL sales	963,179	644,980	49	2,554,673	1,934,857	32
Natural gas sales	17,650	13,224	33	63,138	32,765	93
Total oil and gas sales	980,829	658,204	49	2,617,811	1,967,622	33

(1)	Revenue is reported before transportation charges and realized derivatives.

Crude oil and NGL sales increased 49 percent in the three months ended September 30, 2013, from $645.0 million in the third quarter of 2012 to $963.2 million in the third quarter of 2013 primarily due to the 25 percent increase in realized prices and 20 percent increase in production. The increase in realized prices was largely a result of the 21 percent increase in the Cdn$ WTI benchmark price as compared to the third quarter of 2012 and a narrower corporate oil price differential. The increased production in the third quarter of 2013 is primarily due to the Company's successful drilling and fracture stimulation programs and the acquisition of Ute completed in 2012.

Crude oil and NGL sales increased 32 percent in the nine months ended September 30, 2013, from $1.9 billion in 2012 to $2.6 billion in 2013 primarily due to the 23 percent increase in production and 8 percent increase in realized prices. The increase in production in the nine months ended September 30, 2013 is primarily due to acquisitions completed in 2012 and the Company's successful drilling and fracture stimulation programs. The increase in the Company's realized oil price for the nine months ended September 30, 2013 was due to the 4 percent increase in the Cdn$ WTI benchmark price as compared to the same period in 2012 and a narrower corporate oil differential.

Natural gas sales increased 33 percent and 93 percent in the three and nine months ended September 30, 2013, respectively, compared to the same 2012 periods. These increases are primarily due to the 25 percent and 52 percent increases in realized natural gas prices and the 6 percent and 27 percent increases in natural gas production in the three and nine months ended September 30, 2013, respectively. The increases in the realized natural gas prices are largely due to increases in AECO benchmark prices and the impact of NYMEX based pricing received on the Company’s Utah and North Dakota gas production. The increased natural gas production in 2013 is primarily due to 2012 acquisitions and successful drilling in Viewfield, partially offset by natural declines.

Royalties

	Three months ended September 30			Nine months ended September 30
($000, except % and per boe amounts)	2013	2012	% Change	2013	2012	% Change
Royalties	190,852	114,316	67	480,764	329,380	46
As a % of oil and gas sales	19	17	2	18	17	1
Per boe	17.59	12.47	41	14.95	12.57	19

Royalties increased 67 percent and 46 percent in the three and nine months ended September 30, 2013, respectively, compared to the same periods in 2012. These increases are largely due to the 49 percent and 33 percent increases in oil and gas sales in the three and nine months ended September 30, 2013, respectively, and the 2 percent and 1 percent increases in royalties as a percentage of sales in the three and nine months ended September 30, 2013, respectively.

Royalties as a percentage of sales for the three months ended September 30, 2013 increased primarily due to growing revenues in the United States, with higher associated royalty burdens. In the third quarter of 2013, oil and gas sales in the United States accounted for 14 percent of the Company's total oil and gas sales compared to 3 percent in the third quarter of 2012. Royalties as a percentage of sales for the nine months ended September 30, 2013 increased primarily due to growing revenues in the United States, with higher associated royalty burdens, partially offset by royalty holidays for new wells drilled in Viewfield. In the nine months ended September 30, 2013, oil and gas sales in the United States accounted for 13 percent of the Company's total oil and gas sales compared to 2 percent in the comparable 2012 period.

In the three and nine months ended September 30, 2013, 69.7 and 158.9 net wells, respectively, were drilled in Viewfield of the 165.8 and 387.9 total net wells, respectively, drilled by the Company.

Operating Expenses

	Three months ended September 30			Nine months ended September 30
($000, except per boe amounts)	2013	2012	% Change	2013	2012	% Change
Operating expenses	123,229	115,893	6	380,074	300,347	27
Per boe	11.35	12.64	(10)	11.82	11.46	3

Operating expenses per boe decreased 10 percent in the third quarter of 2013 compared to the same period in 2012. The decrease was primarily the result of lower well servicing and utility costs. Operating expenses per boe for the nine month period ended September 30, 2013 increased 3 percent compared with the same period in 2012 primarily due to the Company's 2012 acquisitions and the subsequent production growth in Alberta, southwest Saskatchewan and Uinta Basin having slightly higher associated operating costs.

Operating expenses increased 6 percent and 27 percent in the three and nine months ended September 30, 2013, respectively, compared to the same periods in 2012 primarily as a result of the growth in the Company's production from the successful execution of the drilling and development program, the acquisitions completed in 2012 and the increase in per boe operating costs as noted above for the nine months ended September 30, 2013.

Transportation Expenses

	Three months ended September 30			Nine months ended September 30
($000s, except per boe amounts)	2013	2012	% Change	2013	2012	% Change
Transportation expenses	24,329	14,750	65	70,090	48,860	43
Per boe	2.24	1.61	39	2.18	1.86	17

Transportation expenses per boe increased 39 percent and 17 percent in the three and nine month periods ended September 30, 2013, respectively, compared to the same periods in 2012. These increases are primarily due to increased clean oil trucking costs resulting from increased oil deliveries through the Company's rail terminals in Saskatchewan, Alberta and Utah.

Netbacks

	Three months ended September 30
	2013			2012
	Crude Oil and NGL ($/bbl)	Natural Gas ($/mcf)	Total ($/boe)	Total ($/boe)	% Change
Average selling price	97.54	3.01	90.38	71.81	26
Royalties	(19.17)	(0.27)	(17.59)	(12.47)	41
Operating expenses	(12.20)	(0.46)	(11.35)	(12.64)	(10)
Transportation expenses	(2.22)	(0.42)	(2.24)	(1.61)	39
Netback prior to realized derivatives	63.95	1.86	59.20	45.09	31
Realized gain (loss) on derivatives	(5.42)	0.23	(4.80)	0.31	(1,648)
Netback	58.53	2.09	54.40	45.40	20

	Nine months ended September 30
	2013			2012
	Crude Oil and NGL ($/bbl)	Natural Gas ($/mcf)	Total ($/boe)	Total ($/boe)	% Change
Average selling price	87.60	3.51	81.39	75.08	8
Royalties	(16.29)	(0.31)	(14.95)	(12.57)	19
Operating expenses	(12.61)	(0.69)	(11.82)	(11.46)	3
Transportation expenses	(2.18)	(0.37)	(2.18)	(1.86)	17
Netback prior to realized derivatives	56.52	2.14	52.44	49.19	7
Realized gain (loss) on derivatives	(2.31)	0.13	(2.02)	(1.11)	82
Netback	54.21	2.27	50.42	48.08	5

The Company's netback for the three months ended September 30, 2013 increased 20 percent to $54.40 per boe from $45.40 per boe in 2012. The increase in the Company's netback is primarily the result of the increase in average selling price largely due to the increase in the Cdn$ WTI benchmark price and a narrower corporate oil differential and the decrease in operating expenses, partially offset by the realized derivative loss and the increase in royalties and transportation expenses.

The Company's netback for the nine months ended September 30, 2013 increased 5 percent to $50.42 per boe from $48.08 per boe in 2012. The increase in the Company's netback is primarily the result of the increase in average selling price largely due to the increase in the Cdn$ WTI benchmark price and a narrower corporate oil differential, partially offset by the increases in royalties, realized derivative loss and operating and transportation expenses.

General and Administrative Expenses

	Three months ended September 30			Nine months ended September 30
($000, except per boe amounts)	2013	2012	% Change	2013	2012	% Change
General and administrative costs	21,761	19,821	10	67,778	55,924	21
Capitalized	(4,968)	(3,890)	28	(14,384)	(11,092)	30
Total general and administrative expenses	16,793	15,931	5	53,394	44,832	19
Transaction costs	(342)	(2,465)	(86)	(5,691)	(9,897)	(42)
General and administrative expenses	16,451	13,466	22	47,703	34,935	37
Per boe	1.52	1.47	3	1.48	1.33	11

General and administrative expenses per boe increased 3 percent and 11 percent in the three and nine month periods ended September 30, 2013, respectively, compared to the same periods in 2012 primarily due to increases in information technology costs and decreased overhead recoveries recorded, largely as a result of the Company's 2012 acquisitions having lower associated overhead recoveries.

General and administrative expenses increased 22 percent and 37 percent in the three and nine month periods ended September 30, 2013, respectively, compared to the same periods in 2012. These increases are primarily due to increased employee-related costs as a result of the growth of the Company, including the expansion of operations in the United States, and the increase in per boe general and administrative expenses as noted above.

Transactions costs incurred in the nine months ended September 30, 2013 relate primarily to the acquisition and integration of Ute.

Interest Expense

	Three months ended September 30			Nine months ended September 30
($000, except per boe amounts)	2013	2012	% Change	2013	2012	% Change
Interest expense	19,296	19,531	(1)	57,872	53,857	7
Per boe	1.78	2.13	(16)	1.80	2.06	(13)

Interest expense per boe decreased 16 percent and 13 percent in the three and nine month periods ended September 30, 2013, respectively, compared to the same periods in 2012, reflecting the successful production growth of the Company, partially offset by a slight increase in the Company's effective interest rate as a result of the Company issuing long-term senior guaranteed notes at fixed interest rates.

Interest expense decreased 1 percent and increased 7 percent in the three and nine month periods ended September 30, 2013, respectively, compared to the same periods in 2012. The decrease in the three months ended September 30, 2013 is primarily attributable to the lower average debt balance, largely offset by the increase in the Company's effective interest rate. The lower average debt balance is the result of the Company's growth in production and funds flow from operations and fluctuations in working capital. The increased effective interest rate is a result of the Company issuing long-term senior guaranteed notes at fixed interest rates.

The increase in interest expense in the nine months ended September 30, 2013 is largely attributable to a higher average debt balance and the increase in the Company's effective interest rate. The higher average debt balance is consistent with the Company's growth from successful execution of the drilling and development program and the increased effective interest rate is due to the same reasons discussed above.

Crescent Point actively manages exposure to fluctuations in interest rates through interest rate swaps, short term bankers' acceptances and the issuance of long-term fixed rate senior guaranteed notes. Refer to the Derivatives section above for further information.

Foreign Exchange Gain (Loss)

	Three months ended September 30			Nine months ended September 30
($000s)	2013	2012	% Change	2013	2012	% Change
Realized
Foreign exchange loss on cross currency interest rate swaps	(321)	(832)	(61)	(2,379)	(2,143)	11
Other foreign exchange gain	85	251	(66)	1,099	506	117
Unrealized
Foreign exchange gain (loss) on translation of US dollar senior guaranteed notes	22,729	24,445	(7)	(26,174)	13,567	(293)
Other foreign exchange gain (loss)	(175)	368	(148)	(453)	435	(204)
Foreign exchange gain (loss)	22,318	24,232	(8)	(27,907)	12,365	(326)

The Company has senior guaranteed notes with aggregate principals of US$983.0 million and Cdn$142.0 million. The Company records unrealized foreign exchange gains or losses on the revaluation of the US denominated senior guaranteed notes and related accrued interest. During the three and nine month periods ended September 30, 2013, the Company recorded an unrealized foreign exchange gain of $22.7 million and an unrealized foreign exchange loss of $26.2 million, respectively, on translation of US dollar senior guaranteed notes and accrued interest compared to unrealized gains of $24.4 million and $13.6 million, respectively, in the same periods of 2012. The unrealized gain from the translation of the US denominated senior guaranteed notes and related accrued interest for the third quarter of 2013 is attributable to a stronger Canadian dollar as at September 30, 2013 as compared to June 30, 2013. The unrealized loss from the translation of the US denominated senior guaranteed notes and related accrued interest for the nine months ended September 30, 2013 is attributable to a weaker Canadian dollar as at September 30, 2013 as compared to December 31, 2012.

During the three and nine month periods ended September 30, 2013, the Company realized a foreign exchange loss of $0.3 million and $2.4 million, respectively, on the settlement of the CCIRS associated with interest payments made on the US dollar senior guaranteed notes, compared to a loss of $0.8 million and $2.1 million, respectively, in the same periods of 2012. The decrease in the realized loss for the third quarter of 2013 is primarily due to the weaker Canadian dollar in the third quarter of 2013 compared to the third quarter of 2012. The increase in the realized loss for the nine months ended September 30, 2013 is primarily due to the additional CCIRS entered during 2012, partially offset by the weaker Canadian dollar for the nine months ended September 30, 2013.

Share-based Compensation Expense

	Three months ended September 30			Nine months ended September 30
($000s, except per boe amounts)	2013	2012	% Change	2013	2012	% Change
Share-based compensation costs	32,314	30,342	6	65,545	67,021	(2)
Capitalized	(9,710)	(3,464)	180	(17,521)	(14,583)	20
Share-based compensation expense	22,604	26,878	(16)	48,024	52,438	(8)
Per boe	2.08	2.93	(29)	1.49	2.00	(26)

During the three and nine months ended September 30, 2013, the Company recorded share-based compensation costs of $32.3 million and $65.5 million, respectively, representing an increase of 6 percent and a decrease of 2 percent, respectively, from the same 2012 periods. The increase in the third quarter of 2013 is primarily due to the increase in expenses associated with incentive related awards, partially offset by the decrease in expenses associated with base compensation restricted shares. The decrease in share-based compensation costs for the nine months ended September 30, 2013 is primarily due to the decrease in expenses associated with base compensation restricted shares, largely offset by the increase in expenses associated with incentive related awards.

During the three and nine months ended September 30, 2013, the Company capitalized share-based compensation costs of $9.7 million and $17.5 million, respectively, representing an increase of 180 percent and 20 percent, respectively, from the same 2012 periods. These increases are primarily the result of the increase in expenses associated with incentive related awards, partially offset by the decrease in base compensation restricted shares.

Restricted Share Bonus Plan

The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.

Restricted shareholders are eligible for monthly dividends on their restricted shares, immediately upon grant.

Under the Restricted Share Bonus Plan at September 30, 2013, the Company is authorized to issue up to 6,023,013 common shares (September 30, 2012 - 8,006,098 common shares), of which the Company had 2,695,062 restricted shares outstanding at September 30, 2013 (September 30, 2012 - 3,548,377 restricted shares outstanding).

Deferred Share Unit Plan

The Company has a Deferred Share Unit (“DSU”) plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price. The Company had 64,642 DSUs outstanding at September 30, 2013 compared to 28,376 at September 30, 2012.

Depletion, Depreciation and Amortization

	Three months ended September 30			Nine months ended September 30
($000s, except per boe amounts)	2013	2012	% Change	2013	2012	% Change
Depletion and depreciation	307,277	265,669	16	888,687	740,765	20
Amortization of E&E undeveloped land (1)	69,514	65,317	6	208,549	182,139	14
Depletion, depreciation and amortization	376,791	330,986	14	1,097,236	922,904	19
Per boe	34.72	36.11	(4)	34.12	35.22	(3)

(1)	E&E is defined as exploration and evaluation.

The Company's depletion, depreciation and amortization (“DD&A”) rate decreased 4 percent to $34.72 per boe for the third quarter of 2013 from $36.11 per boe for the same period in 2012. In the nine months ended September 30, 2013, the DD&A rate decreased 3 percent to $34.12 per boe from $35.22 per boe for the same 2012 period. These decreases are primarily a result of the Company's 2012 acquisitions.

Other Income (Loss)

The Company recorded other income of $4.9 million and other losses of $4.7 million in the three and nine months ended September 30, 2013, respectively, compared to other losses of $6.1 million and $52.7 million, respectively, in the same periods in 2012. The other income in the third quarter of 2013 is comprised of net unrealized gains on long-term investments. The other losses in the nine months ended September 30, 2013 are primarily comprised of net unrealized losses on long-term investments. The other losses in the three and nine months ended September 30, 2012 are primarily comprised of net unrealized losses on long-term investments, partially offset by gains on asset dispositions.

Taxes

	Three months ended September 30			Nine months ended September 30
($000s)	2013	2012	% Change	2013	2012	% Change
Current tax recovery	-	(1,345)	(100)	(5)	(1,486)	(100)
Deferred tax expense (recovery)	23,945	(37,183)	(164)	62,852	58,894	7

Current Tax Recovery

In the three and nine months ended September 30, 2013, the Company recorded a current tax recovery of nil and less than $0.1 million, respectively, compared to $1.3 million and $1.5 million, respectively, in the same periods in 2012. The current tax recoveries in 2012 relate primarily to investment tax credits earned through research and development expenditures on drilling and development activities. Refer to the Company's December 31, 2012 Annual Information Form for information on the Company's expected tax horizon.

Deferred Tax Expense (Recovery)

In the third quarter of 2013, the Company recorded deferred tax expense of $23.9 million compared to deferred tax recovery of $37.2 million in the third quarter of 2012. The deferred tax expense recorded in the third quarter of 2013 relates primarily to an increase in taxable temporary differences, partially offset by the deductible temporary difference relating to the $66.5 million unrealized derivative loss. The deferred tax recovery recorded in the third quarter of 2012 relates primarily to the $74.1 million unrealized derivative loss and a tax pool recovery.

In the nine months ended September 30, 2013, the Company recorded deferred tax expense of $62.9 million compared to $58.9 million in the same period in 2012.  The deferred tax expense recorded in 2013 relates primarily to an increase in taxable temporary differences, partially offset by the deductible temporary difference relating to the $100.9 million unrealized derivative loss.  The deferred tax expense recorded in 2012 is primarily due to the $205.9 million unrealized derivative gain.

Funds Flow, Cash Flow, Operating Income and Net Income

	Three months ended September 30			Nine months ended September 30
($000s, except per share amounts)	2013	2012	% Change	2013	2012	% Change
Funds flow from operations	554,144	384,237	44	1,514,507	1,171,464	29
Funds flow from operations per share - diluted	1.42	1.13	26	3.93	3.65	8

Cash flow from operating activities	542,809	403,980	34	1,465,242	1,122,345	31
Cash flow from operating activities per share - diluted	1.39	1.19	17	3.80	3.49	9

Operating income	162,819	89,158	83	407,472	323,370	26
Operating income per share - diluted	0.42	0.26	62	1.06	1.01	5

Net income	87,879	2,352	3,636	158,599	285,894	(45)
Net income per share - diluted	0.22	0.01	2,100	0.41	0.89	(54)

Funds flow from operations increased to $554.1 million in the third quarter of 2013 from $384.2 million in the third quarter of 2012 and increased to $1.42 per share - diluted from $1.13 per share - diluted. The increase in funds flow from operations is primarily the result of the increases in production volumes and the netback. Production volumes increased due to the Company's successful drilling and fracture stimulation programs and the Ute acquisition completed on November 29, 2012. The netback increased as a result of the increase in the average selling price due to the increase in the Cdn$ WTI benchmark price and a narrower corporate oil differential and the decrease in operating expenses, partially offset by the realized derivative loss and the increase in royalties and transportation expenses. Funds flow from operations per share - diluted increased in the third quarter of 2013 primarily due to the reasons discussed above, partially offset by the impact of shares issued through the Company's Premium DividendTM and Dividend Reinvestment Plan (“DRIP”) and the November 2012 equity offering.

In the nine month period ended September 30, 2013, funds flow from operations increased to $1.5 billion from $1.2 billion in the same period in 2012 and funds flow from operations per share - diluted increased to $3.93 per share - diluted from $3.65 per share - diluted. The increase in funds flow from operations is primarily the result of the increase in production volumes and the netback. Production volumes increased due to the acquisitions completed in 2012 and the Company's successful drilling and fracture stimulation programs. The netback increased as a result of the increase in the average selling price largely due to the increase in the Cdn$ WTI benchmark price and a narrower corporate oil differential, partially offset by the increases in royalties, realized derivative loss and operating and transportation expenses. Funds flow from operations per share - diluted increased in the nine months ended September 30, 2013 primarily due to the reasons discussed above, partially offset by the impact of shares issued through the Company's DRIP and the August and November 2012 equity offerings.

Cash flow from operating activities increased 34 percent to $542.8 million in the third quarter of 2013 compared to $404.0 million in the third quarter of 2012, for the same reasons as discussed above and fluctuations in working capital, transaction costs and decommissioning expenditures. Cash flow from operating activities per share - diluted increased 17 percent to $1.39 per share - diluted in the third quarter of 2013 primarily due to the reasons discussed above, partially offset by the impact of shares issued through the Company's DRIP and the November 2012 equity offering. In the nine month period ended September 30, 2013, cash flow from operating activities increased 31 percent to $1.5 billion for the same reasons discussed above, and cash flow from operating activities per share - diluted increased 9 percent to $3.80 per share - diluted primarily due to the reasons discussed above, partially offset by the impact of shares issued through the Company's DRIP and the August and November 2012 equity offerings.

The Company reported operating income of $162.8 million in the third quarter of 2013 compared to $89.2 million in the third quarter of 2012, primarily as a result of the increase in funds flow from operations, partially offset by the increase in deferred tax expense associated primarily with an increase in taxable temporary differences and depletion expense. Operating income per share - diluted increased 62 percent to $0.42 per share - diluted in the third quarter of 2013 primarily due to reasons discussed above, partially offset by the impact of shares issued through the Company's DRIP and the November 2012 equity offering.

Operating income for the nine month period ended September 30, 2013 was $407.5 million compared to $323.4 million in the same period in 2012, primarily as a result of the increase in funds flow from operations, partially offset by the increase in depletion expense, deferred tax expense associated primarily with an increase in taxable temporary differences and gains on dispositions recorded in the nine month period ended September 30, 2012. Operating income per share - diluted increased 5 percent to $1.06 per share - diluted in the nine months ended September 30, 2013 primarily due to reasons discussed above, partially offset by the impact of the shares issued through the Company's DRIP and the August and November 2012 equity offerings.

The Company recorded net income of $87.9 million in the third quarter of 2013 compared to $2.4 million in the third quarter of 2012, primarily as a result of the increase in funds flow from operations, partially offset by the increases in depletion, depreciation and amortization expense and deferred tax expense.

In the nine month period ended September 30, 2013, net income decreased to $158.6 million, compared to $285.9 million in 2012. The decrease in net income is largely due to the unrealized derivative loss, increase in depletion, depreciation and amortization expense and the unrealized foreign exchange loss, partially offset by the increase in funds flow from operations and the decrease in other losses.

As noted in the Derivatives section, the Company has not designated any of its risk management activities as accounting hedges under IAS 39, Financial Instruments: Recognition and Measurement, and, accordingly, has fair valued its derivatives.

Crescent Point uses financial commodity derivatives, including swaps, collars and put options, to reduce the volatility of the selling price of its crude oil and natural gas production. This provides a measure of stability to the Company's cash flow and dividends over time. The Company's commodity derivatives portfolio extends out 3½ years from the current quarter.

IFRS 9, Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current quarter are fair valued. The change in fair value from the previous quarter represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the quarter, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the quarter, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility, then the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.

Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period which the physical sales occur.

The Company's financial results should be viewed with the understanding that the future gain or loss on financial derivatives is recorded in the current period's results, while the future value of the underlying physical sales is not.

Dividends

The following table provides a reconciliation of dividends:

	Three months ended September 30			Nine months ended September 30
($000s, except per share amounts)	2013	2012	% Change	2013	2012	% Change
Accumulated dividends, beginning of period	4,208,870	3,178,340	32	3,673,971	2,742,571	34
Dividends declared to shareholders	271,855	240,010	13	806,754	675,779	19
Accumulated dividends, end of period	4,480,725	3,418,350	31	4,480,725	3,418,350	31

Accumulated dividends per share, beginning of period	24.69	21.93	13	23.31	20.55	13
Dividends to shareholders per share	0.69	0.69	-	2.07	2.07	-
Accumulated dividends per share, end of period	25.38	22.62	12	25.38	22.62	12

The Company maintained monthly dividends of $0.23 per share during the nine month period ended September 30, 2013.

Dividends increased 13 percent and 19 percent in the three and nine month periods ended September 30, 2013, respectively, compared to the same periods in 2012. The increase in dividends for the third quarter of 2013 relates to an increase in the number of shares outstanding primarily due to the bought deal financing which closed in November 2012 and the issuance of shares to shareholders pursuant to the DRIP in lieu of cash dividends. The increase in dividends for the nine months ended September 30, 2013 relates to an increase in the number of shares outstanding primarily due to the bought deal financings which closed in August and November 2012 and the issuance of shares to shareholders pursuant to the DRIP in lieu of cash dividends.

Crescent Point believes it is well positioned to maintain monthly dividends as the Company continues to exploit and develop its resource plays. Crescent Point's risk management strategy minimizes exposure to commodity price volatility and provides a measure of sustainability to dividends through periods of fluctuating market prices.

Investments in Marketable Securities

In March 2012, the Company disposed of its investment in marketable securities for proceeds of $0.6 million, resulting in a realized gain of less than $0.1 million recognized in net income.

Long-Term Investments

Public Companies

The Company holds common shares and common share purchase warrants in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit and loss and are fair valued with the resulting gain or loss recorded in net income. At September 30, 2013, the investments are recorded at a fair value of $25.2 million which is $78.7 million less than the original cost of the investments.

Private Companies

The Company holds common shares in private oil and gas companies.  The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At September 30, 2013, the investments are recorded at a fair value of $55.7 million which is $11.3 million less than the original cost of the investments.

Other Long-Term Assets

At September 30, 2013, other long-term assets consist of $22.2 million related to the reclamation fund and $11.8 million of investment tax credits.

As part of Crescent Point's ongoing commitment to the environment and to reduce greenhouse gas emissions, Crescent Point has a voluntary reclamation fund for future decommissioning costs and environmental emissions reduction costs. During the nine month period ended September 30, 2013, the Company contributed $0.70 per produced boe to the fund, of which $0.40 per boe was for future decommissioning costs and $0.30 per boe was directed to environmental emissions reduction.

The reclamation fund increased by $3.7 million during the third quarter of 2013 due to contributions of $7.6 million, partially offset by expenditures of $3.9 million. The expenditures included $2.0 million related primarily to decommissioning work completed in Alberta and southeast Saskatchewan. The remaining $1.9 million related to environmental emissions work completed primarily in southwest Saskatchewan and Alberta to reduce greenhouse gas emissions and to meet and exceed provincial and federal targets. Since inception, $78.5 million has been contributed to the reclamation fund and $56.3 million has been spent.

Related Party Transactions

All related party transactions are recorded at the exchange amount.

During the three and nine months ended September 30, 2013, Crescent Point recorded $0.1 million and $0.6 million, respectively, (September 30, 2012 - $0.9 million and $1.9 million, respectively) of legal fees in the normal course of business to a law firm of which a partner is the Company's corporate secretary. Crescent Point also recorded less than $0.1 million and $0.3 million during the three and nine months, respectively, ended September 30, 2013, (September 30, 2012 - $0.1 million and $0.4 million, respectively) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.

Capital Expenditures

	Three months ended September 30			Nine months ended September 30
($000s)	2013	2012	% Change	2013	2012	% Change
Capital acquisitions (net) (1)	76,013	14,976	408	98,158	2,094,245	(95)
Development capital expenditures	449,898	313,910	43	1,239,047	1,025,509	21
Capitalized administration (2)	4,968	3,890	28	14,384	11,092	30
Office equipment	1,001	2,534	(60)	2,662	4,145	(36)
Total	531,880	335,310	59	1,354,251	3,134,991	(57)

(1)	Capital acquisitions represent total consideration for the transactions including net debt and excluding transaction costs.

(2)	Capitalized administration excludes capitalized share-based compensation.

Capital Acquisitions

Minor Property Acquisitions and Dispositions

Crescent Point completed minor property acquisitions and dispositions during the nine months ended September 30, 2013 for net consideration of $98.2 million ($101.0 million was allocated to PP&E and E&E assets). These minor property acquisitions and dispositions were completed with full tax pools.

Development Capital Expenditures

The Company's development capital expenditures in the third quarter of 2013 were $449.9 million compared to $313.9 million in the third quarter of 2012. In the third quarter of 2013, 220 (165.8 net) wells were drilled with a success rate of 100 percent. The development capital for the third quarter of 2013 included $73.5 million on facilities, land and seismic.

The Company's development capital expenditures for the nine months ended September 30, 2013 were $1.2 billion compared to $1.0 billion in the same period in 2012. In the nine month period ended September 30, 2013, 532 (387.9 net) wells were drilled with a success rate of 100 percent. The development capital for the nine month period ended September 30, 2013 included $204.1 million on facilities, land and seismic.

Crescent Point's upwardly revised budgeted capital program for 2013 is approximately $1.7 billion, not including acquisitions. The Company searches for acquisition opportunities that align with strategic parameters and evaluates each prospect on a case-by-case basis.

Goodwill

The Company's goodwill balance as at September 30, 2013 was $251.9 million which is unchanged from December 31, 2012. The goodwill balance is attributable to the corporate acquisitions completed during the period 2003 through 2012.

Decommissioning Liability

The decommissioning liability increased by $13.7 million during the third quarter of 2013 from $506.1 million at June 30, 2013 to $519.8 million at September 30, 2013. The increase relates to $7.4 million in respect of drilling, $3.8 million of accretion expense, $2.5 million as a result of net capital acquisitions and $2.0 million due to the revaluation of acquired liabilities, partially offset by $2.0 million for liabilities settled.

Liquidity and Capital Resources

Capitalization Table ($000s, except share, per share, ratio and percent amounts)	September 30, 2013	December 31, 2012
Net debt	1,887,431	1,760,324
Shares outstanding (1)	393,318,097	376,340,998
Market price at end of period (per share)	39.00	37.62
Market capitalization	15,339,406	14,157,948
Total capitalization	17,226,837	15,918,272
Net debt as a percentage of total capitalization	11	11
Annual funds flow from operations	1,944,893	1,601,850
Net debt to funds flow from operations (2)	1.0	1.1

(1)	Common shares outstanding balance at September 30, 2013 includes 1,676,138 common shares issued on October 15, 2013 pursuant to the DRIP.

(2)
The net debt reflects the financing of acquisitions, however, the funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisitions.

The Company's net debt is calculated as current liabilities plus long-term debt less current assets and long-term investments, but excludes derivative asset, derivative liability and unrealized foreign exchange on translation of US dollar senior guaranteed notes.

The Company has a syndicated credit facility with fourteen banks and an operating credit facility with one Canadian chartered bank totaling $2.1 billion. As at September 30, 2013, the Company had approximately $452.0 million drawn on bank credit facilities, including $3.9 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $1.6 billion.

The Company has closed private offerings of senior guaranteed notes raising gross proceeds of US$983.0 million and Cdn$142.0 million. These notes rank pari passu with the Company's bank credit facilities and are unsecured with original terms of maturity from 5 to 10 years. Concurrent with the issuance of US$953.0 million senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the amount of the US notes was fixed for purposes of interest and principal repayments at a notional amount of $953.2 million. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.

At September 30, 2013 and December 31, 2012, Crescent Point was capitalized with 89 percent equity. The Company's net debt to funds flow from operations ratio at September 30, 2013 was 1.0 times, compared to 1.1 times at December 31, 2012. This decrease is largely due to the increase in funds flow from operations. Crescent Point's target average net debt to 12 month funds flow is approximately 1.0 times.

The Company has a successful DRIP which raised $548.1 million during the nine month period ended September 30, 2013 (year ended December 31, 2012 - $582.2 million).

Crescent Point's upwardly revised development capital budget for 2013 is approximately $1.7 billion, with upwardly revised average 2013 production forecast at 119,000 boe/d.

Crescent Point's management believes that with the high quality reserve base and development inventory, excellent balance sheet and solid hedging program, the Company is well positioned to meet its planned growth and development targets to continue generating strong operating and financial results through 2013 and beyond.

Shareholders' Equity

At September 30, 2013, Crescent Point had 393.3 million common shares issued and outstanding compared to 376.3 million common shares at December 31, 2012. The increase of 17.0 million shares relates primarily to shares issued pursuant to the DRIP.

Crescent Point's total capitalization increased to $17.2 billion at September 30, 2013 compared to $15.9 billion at December 31, 2012, with the market value of the shares representing 89 percent of the total capitalization. The increase in total capitalization primarily relates to the increases in the Company's shares outstanding, period end share price and net debt.

Critical Accounting Estimates

There have been no changes in Crescent Point's critical accounting estimates in the nine months ended September 30, 2013. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2012.

Changes in Accounting Policies

Effective January 1, 2013, the Company adopted the following IFRS:

•
IFRS 7 Financial Instruments: Disclosures - IFRS 7 was amended to provide more extensive quantitative disclosures for financial instruments that are offset in the statement of financial position or that are subject to enforceable master netting or similar agreements. The additional disclosures can be found in Note 20 of the interim consolidated financial statements for the period ended September 30, 2013. The application of the amendment had no impact on the consolidated statements of comprehensive income or the consolidated balance sheets.

•
IFRS 10 Consolidated Financial Statements - IFRS 10 provides guidance to determine whether an investee should be consolidated. The guidance applies to all investees, including special purpose entities. The Company reviewed its consolidation methodology and determined that the adoption of IFRS 10 did not result in a change to the consolidation status of its subsidiaries.

•
IFRS 11 Joint Arrangements - IFRS 11 presents a new model for determining whether an entity should account for joint arrangements using proportionate consolidation or the equity method. An entity will have to follow the substance rather than legal form of a joint arrangement and will no longer have a choice of accounting method. The Company reviewed its joint arrangements and determined that the adoption of IFRS 11 did not result in any changes in the accounting for its joint arrangements. The Company's share of the assets, liabilities, revenues and expenses are recognized in the interim consolidated financial statements.

•
IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 aggregates and amends disclosure requirements included within other standards. The standard requires an entity to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. The application of IFRS 12 had no impact on the consolidated statements of comprehensive income or the consolidated balance sheets.

•
IFRS 13 Fair Value Measurement - IFRS 13 provides a single framework for measuring fair value.  The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk.  The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

Future Changes in Accounting Policies

In May 2013, the International Accounting Standards Board issued amendments to IAS 36, Impairment of Assets, which require retrospective application and will be adopted by the Company on January 1, 2014. The Company is currently evaluating the impact of the amendments on the Company's consolidated financial statements. Further information on future changes in accounting policies can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2012.

       Summary of Quarterly Results

	2013			2012				2011
($000s, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Oil and gas sales	980,829	845,270	791,712	727,372	658,204	642,857	666,561	630,373

Average daily production
Crude oil and NGLs (bbls/d)	107,332	106,609	106,519	97,731	89,648	88,798	82,552	73,667
Natural gas (mcf/d)	63,785	67,142	66,865	61,654	59,896	49,046	46,395	45,257
Total (boe/d)	117,963	117,799	117,663	108,007	99,631	96,972	90,285	81,210

Net income (loss)	87,879	72,332	(1,612)	(95,241)	2,352	287,430	(3,888)	(86,197)
Net income (loss) per share	0.23	0.19	-	(0.26)	0.01	0.89	(0.01)	(0.30)
Net income (loss) per share – diluted	0.22	0.19	-	(0.26)	0.01	0.89	(0.01)	(0.30)

Operating income (loss)	162,819	130,308	114,345	(19,802)	89,158	135,009	99,203	114,974
Operating income (loss) per share	0.42	0.34	0.30	(0.05)	0.26	0.42	0.33	0.40
Operating income (loss) per share – diluted	0.42	0.34	0.30	(0.05)	0.26	0.42	0.33	0.40

Cash flow from operating activities	542,809	463,194	459,239	421,598	403,980	417,518	300,847	386,276
Cash flow from operating activities per share	1.39	1.21	1.21	1.17	1.19	1.30	1.02	1.35
Cash flow from operating activities per share – diluted	1.39	1.20	1.21	1.16	1.19	1.29	1.01	1.34

Funds flow from operations	554,144	504,420	455,943	430,386	384,237	386,318	400,909	381,922
Funds flow from operations per share	1.42	1.32	1.21	1.19	1.14	1.20	1.35	1.33
Funds flow from operations per share – diluted	1.42	1.31	1.20	1.18	1.13	1.19	1.34	1.32

Working capital (deficit) (1)	(318,224)	(227,620)	(312,777)	(287,911)	(153,348)	(73,457)	(152,674)	(129,066)
Total assets	12,526,359	12,357,474	12,425,234	12,131,634	11,256,848	11,306,482	10,428,957	8,734,446
Total liabilities	3,865,198	3,696,890	3,812,427	3,478,520	3,196,265	3,797,402	3,506,501	2,877,890
Net debt	1,887,431	1,825,340	1,957,964	1,760,324	1,453,647	2,003,711	1,572,330	1,220,144
Total long-term derivative liabilities	10,305	4,671	11,490	8,483	17,961	6,997	117,967	64,220

Weighted average shares – diluted (thousands)	390,607	385,084	379,647	363,358	340,483	323,782	298,666	289,255

Capital expenditures (2)	531,880	262,744	559,627	1,395,268	335,310	1,013,936	1,785,745	465,728

Dividends declared	271,855	267,033	267,866	255,621	240,010	225,212	210,557	199,869
Dividends declared per share	0.69	0.69	0.69	0.69	0.69	0.69	0.69	0.69

(1)	Working capital (deficit) is calculated as current assets less current liabilities, but excludes derivative asset and liability, plus long-term investment.

(2)
Capital expenditures exclude capitalized share-based compensation and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excluding transaction costs.

Over the past eight quarters, the Company's oil and gas sales have generally increased due to a successful drilling program and several business combinations. Fluctuations in production, the Cdn$ WTI benchmark price and corporate oil price differentials have also contributed to the fluctuations in oil and gas sales.

Net income has fluctuated primarily due to changes in funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices and an impairment to property, plant and equipment recorded in the fourth quarter of 2012, along with associated fluctuations in the deferred tax expense (recovery).

Operating income has fluctuated over the past eight quarters primarily due to changes in funds flow from operations, depletion and share-based compensation expense and an impairment to property, plant and equipment recorded in the fourth quarter of 2012, along with associated fluctuations in the deferred tax expense (recovery).

Capital expenditures fluctuated through this period as a result of timing of acquisitions and our development drilling program. Funds flow from operations and cash flow from operating activities throughout the last eight quarters has allowed the Company to maintain stable monthly dividends.

Internal Control Update

Crescent Point is required to comply with Multilateral Instrument 52-109 “Certification of Disclosure on Issuers' Annual and Interim Filings”. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses were identified in Crescent Point's internal controls over financial reporting during the third quarter of 2013.

Outlook

Crescent Point's upwardly revised guidance for 2013 is as follows:

Production	August 8, 2013	Revised
Oil and NGL (bbls/d)	106,667	108,167
Natural gas (mcf/d)	65,000	65,000
Total (boe/d)	117,500	119,000
Exit (boe/d)	119,000	124,000
Funds flow from operations ($000)	1,990,000	2,015,000
Funds flow per share – diluted ($)	5.15	5.20
Cash dividends per share ($)	2.76	2.76
Capital expenditures (1)
Drilling and completions ($000)	1,288,000	1,420,000
Facilities, land and seismic ($000)	212,000	280,000
Total ($000)	1,500,000	1,700,000
Pricing
Crude oil – WTI (US$/bbl)	98.00	98.00
Crude oil – WTI (Cdn$/bbl)	101.03	101.03
Corporate oil differential (%)	13	14
Natural gas – AECO (Cdn$/mcf)	3.25	3.00
Exchange rate (US$/Cdn$)	0.97	0.97

(1)	The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.

Additional information relating to Crescent Point is available on SEDAR at www.sedar.com.

Forward-Looking Information

Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report.

Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions in making these forward-looking statements are disclosed in this analysis under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Changes in Accounting Policies”, “Future Changes in Accounting Policies” and “Outlook”.

In particular, forward-looking statements include, but are not limited to:

●	Crescent Point’s 2013 guidance as outlined in the Outlook section and ability to meet planned growth and development targets;	●	Salt Lake City pricing environment;
		●	Anticipated future decommissioning costs;
●	Maintaining monthly dividends;	●	Expected oil price differentials in 2014;
●	The anticipated impact of the use of financial commodity derivatives and fixed differential physical contracts on the stability of cashflows;	●	Anticipated taxability; and
		●	Target average net debt to 12 month funds flow of approximately 1.0 times.

All of the material assumptions underlying these statements are noted in the “Dividends”, “Capital Expenditures”, Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates” and “Outlook” sections of this report.

The following are examples of references to forward-looking information:

●	Volume and product mix of Crescent Point's oil and gas production;	●	Future results from operations and operating metrics;
●	Future oil and gas prices in respect of Crescent Point's commodity risk management programs;	● ●	Future development, exploration and other expenditures; Future costs, expenses and royalty rates;
●	The amount and timing of future decommissioning liabilities;	●	Future tax rates; and
●	Future liquidity and financial capacity;	●	The Company's tax pools.
●	Future interest rates and exchange rates;

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits Crescent Point will derive therefrom.

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Directors

Peter Bannister, Chairman (1) (3) (4)

Ken Cugnet (3) (4) (5)

Hugh Gillard (1) (2) (5)

Gerald Romanzin (1) (2) (3)

Scott Saxberg (4)

Greg Turnbull (2) (5)

(1)  Member of the Audit Committee of the Board of Directors

(2)  Member of the Compensation Committee of the Board of Directors

(3)  Member of the Reserves Committee of the Board of Directors

(4)  Member of the Health, Safety and Environment Committee of the Board of Directors

(5)  Member of the Corporate Governance and Nominating Committee

Officers

Scott Saxberg
President and Chief Executive Officer

Greg Tisdale
Chief Financial Officer

C. Neil Smith
Chief Operating Officer

Brad Borggard
Vice President, Corporate Planning

Derek Christie
Vice President, Exploration and Geosciences

Ryan Gritzfeldt
Vice President, Engineering East

Ken Lamont
Vice President, Finance and Treasurer

Tamara MacDonald
Vice President, Land

Trent Stangl
Vice President, Marketing and Investor Relations

Steve Toews
Vice President, Engineering West

Mark Eade
Corporate Secretary

Head Office
Suite 2800, 111 - 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020

Banker

The Bank of Nova Scotia
Calgary, Alberta

Auditor

PricewaterhouseCoopers LLP
Calgary, Alberta

Legal Counsel

Norton Rose Fulbright Canada LLP
Calgary, Alberta

Evaluation Engineers

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Sproule Associates Ltd.
Calgary, Alberta

Registrar and Transfer Agent

Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:

Olympia Trust Company
2300, 125 - 9th Avenue S.E.
Calgary, Alberta T2G 0P6
Tel: (403) 261-0900

Stock Exchange

Toronto Stock Exchange - TSX

Stock Symbol

CPG

Investor Contacts

Scott Saxberg
President and Chief Executive Officer
(403) 693-0020

Greg Tisdale
Chief Financial Officer
(403) 693-0020

Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020